
September 29, 2022

Christopher Foster
Executive Vice President and Chief Financial Officer
PG&E Corporation
77 Beale Street
P.O. Box 770000
San Francisco, California 94117

> **Re: PG&E Corporation**
> **Pacific Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 10, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed July 28, 2022**
> **Item 2.02 Form 8-K filed July 28, 2022**
> **Response letter filed September 15, 2022**
> **File Nos. 1-12609 and 1-2348**

Dear Mr. Foster:

We have reviewed your September 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68

1. We have read your response to comment 2 and your statement, "On September 2, 2022, the Governor of California signed SB 846, which supports the extension of operations at

Christopher Foster
PG&E Corporation
September 29, 2022
Page 2

Diablo Canyon until 2030." Additionally, the 8% revenue requirement associated with Diablo Canyon does not appear insignificant. Revise your disclosure to discuss and analyze the capacity factors of your nuclear power facilities.

Note 4: Regulatory Assets, Liabilities, and Balancing Accounts, page 127

2.   We have read your response to comment 6. FASB ASC 980-340-25-1 requires a rate-regulated utility to capitalize as a regulatory asset an incurred cost that would otherwise be charged to expense if future recovery in rates is probable. Probable is defined in FASB ASC 450-20-20, as "likely to occur." A rate-regulated utility has a continuous probability standard to be met at each balance sheet date for a regulatory asset to remain recorded. The Cal Fire report determined in their conclusion that your prolonged response to the initial outage and fault was a direct and negligent factor in the ignition of the Dixie Fire. The Cal Fire report also indicates that the tree that caused the Dixie Fire should have been discovered and removed between the years 2008 and 2021. This report was publicly available prior to your filing the June 30, 2022 Form 10-Q report. Since the Cal Fire report raises "serious doubt" with respect to your conduct, tell us in detail the following:

- Why you do not believe that the Cal Fire report identifies sufficient factual information to raise "serious doubt";
- How you concluded it was probable the CPUC would conclude the Utility met the prudency standard; and
- Why you believe the $347 million in costs related to this fire are probable of recovery as of June 30, 2022.

Item 2.02 Form 8-K filed July 28, 2022, page EX99.1

3.   We have read your response to comment 10. The remaining annual contributions the Company is required to make to the Wildfire fund appear to represent normal, recurring, cash operating expenses necessary to operate your business. Given the nature of these costs and the periods for which they are expected to continue in the future, explain to us why you believe the adjustment to remove these costs is consistent with Compliance and Disclosure Interpretation 100.01.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation